The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

January 20, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

APPLICATION FOR COMMENCEMENT OF CIVIL REHABILITATION PROCEDURES OF DIAMOND HOTEL CO., LTD.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

January 16, 2004

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Application for commencement of civil rehabilitation procedures of Diamond Hotel Co., Ltd.

Diamond Hotel Co., Ltd., which has transactions with our subsidiary, The Chuo Mitsui Trust & Banking Co., Ltd., has applied to the Tokyo District Court for the commencement of civil rehabilitation procedures. We hereby inform you of the claims to the company.

1. Profile of Diamond Hotel Co., Ltd.

(1) Head office address:	25 Ichibancho, Chiyoda-ku, Tokyo
(2) Name of representative:	Masafumi Takahashi
(3) Capital:	¥ 180 million
(4) Business:	Hotel management

2. Event that occurred in connection to the company, and the date of the event
   : Applied to the Tokyo District Court for the commencement of civil rehabilitation procedures
   : January 15, 2004

3. Amount of claims to the company
   The Chuo Mitsui Trust and Banking Co., Ltd. : ¥ 3,603 million

4. Impact of the event on the performance of Mitsui Trust Holdings, Inc.
   There is no change to our projected financial results for the term through March 2004 as the said amount of claims has already been covered in full.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827